PARAMOUNT COMMUNICATIONS INC.



                                   January 24, 1994




Martin Lipton, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019

Dear Martin:

     Enclosed is a copy of the Lazard Freres January 21 presentation to the Board of Directors (it is in two parts - one marked Presentation and the other marked Appendix) along with a copy of the Lazard Freres opinion. Also, please note that the appendix contains six loosely inserted summary fact sheets on Time Warner, Walt Disney and Turner Broadcasting.

     The above material (other than Lazard Freres opinion) is being delivered to you pursuant to a confidentiality agreement between Lazard Freres and QVC which I understand has been executed.

     The Simpson Thacher & Bartlett advice you inquired about was delivered orally at the Board meeting. A written opinion was not contemplated by the merger agreement.

                                   Sincerely,

                                   /s/ Donald Oresman